ATREYU GROUP, LLC

**FINANCIAL STATEMENT
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**

DECEMBER 31, 2022

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-69593

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ATREYU GROUP LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

24 School Street, 2nd floor
(No. and Street)

Boston	MA	02108
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Brant	402.215.1352	david.brant@acaglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Road, Suite 270	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

03/04/2009	3381
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lawrence Martel _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Atreyu Group LLC _____, as of December 31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature:

Title: CEO



Notary Public

BROOKE PARADIS
Notary Public
Massachusetts
My Commission Expires
Jun 21, 2024

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ATREYU GROUP, LLC

CONTENTS



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Atreyu Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Atreyu Group, LLC as of December 31, 2022, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Atreyu Group, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Atreyu Group, LLC’s management. Our responsibility is to express an opinion on Atreyu Group, LLC’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Atreyu Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Atreyu Group, LLC’s auditor since 2023.
Walnut Creek, California
April 13, 2023

ATREYU GROUP LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

ASSETS
Cash and cash equivalents $ 503,178
Accounts receivable   117,384
Clearing deposit from broker dealer   250,000
Prepaid expenses   17,959
Security deposit   6,097

    TOTAL ASSETS $ 894,618

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES
Accounts payable $ 290,905
Due to related party   1,429

    TOTAL LIABILITIES   292,334

    Commitments and Contingencies   -

MEMBER'S EQUITY   602,284

    TOTAL LIABILITIES AND MEMBER'S EQUITY $ 894,618

The accompanying notes are an integral part of this financial statement.

Note 1 - <u>Organization</u>

Atreyu Group LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in December 2014, under the laws of the State of Delaware, and was approved by FINRA on April 7, 2016. The Company is approved to retail corporate equity securities over the counter, and non-exchange member arranging for transactions in listed securities by exchange member. The Company introduces customer accounts to a clearing firm on a fully-disclosed basis. The Company is wholly owned by Atreyu Group Holdings Corporation (the "Parent"),

Note 2 - <u>Summary of Significant Accounting Policies</u>

<u>Basis of Presentation</u>

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

<u>Accounts Receivable</u>

The Company considers all commission fees receivable at December 31, 2022 to be collectable and no allowance for doubtful accounts is deemed necessary at December 31, 2022. Certain fees receivable can be settled in cash or securities.

<u>Cash and Cash Equivalents</u>

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

<u>Lease</u>

The Company records right-of-use assets and lease liabilities on the statement of financial condition in accordance with ASU 2016-02, *Leases (Topic 842)*.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - <u>Summary of Significant Accounting Policies (continued)</u>

<u>Income Taxes</u>

The Company consolidates its taxable income with its Parent, which files a corporate return for federal, state and city purposes. As a result, no federal or New York State income taxes are provided for, as they are the responsibility of the individual members.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions taken or expected to be taken in a tax return. At December 31, 2022, there were no significant income tax uncertainties that are expected to have a material impact on the Company's 2022 financial statements. No interest nor penalties were incurred for the period from January 1, 2022 to December 31, 2022.

The Company's Parent files income tax returns in the U.S. in federal, state and local jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2019. For the Parent, the years 2020 to 2022 remain subject to examination by taxing authorities.

Note 3 - <u>Net Capital Requirements</u>

The Company is subject to the SEC Uniform Net Capital Rule, (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2022, the Company had net capital of $455,079 which exceeded its requirement of $19,489 by $435,590. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2022, this ratio was .64 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(ii) of the Rule.

Note 5 - <u>Clearing Agreement</u>

The Company has an agreement with a broker/dealer (AXOS Clearing) whereby the Company's customers' securities transactions are cleared by the Clearing Broker/dealer on behalf of the Company. The initial term of this agreement is 60 months, and it renews for one year, unless written notification is provided at least 60 calendar days prior to the renewal date. Should the Company elect to terminate the agreement before the appropriate time, the Company will be subject to 125% of the amounts owed according to the fee schedule and a termination fee.

Note 6 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits. Management believes the risk related to this concentration is minimal.

One customer accounted for 100% of the Accounts Receivable at December 31, 2022;

Note 7 - Retirement Plan

The Company offers a 401k plan to which all qualifying employees (at least 20 hours per week) may make pre-tax contributions up to the current maximum set by federal law.

Note 8 - Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in a noncancelable lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the lease is 3%. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for the lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight-line basis over the lease term. Total rent expense for the year ended December 31, 2022 was $42,596.

In August of 2022, The Company renewed its lease for office space for an additional six months at $1,800 per month. This lease will expire on February 28, 2023. The lease will automatically renew in six month increments if not cancelled by the Company.

Note 8 – Leases (continued)

The future rent commitment under these arrangements is as follows:

Year Ending December 31:

2023	$	3,600
	$	3,600

Note 9 – Contingencies

The Company is involved with certain claims and disputes. It is the opinion of management, based on consultation with legal counsel, that liabilities, if any, arising from such claims, disputes, or examinations would not have a material effect on the Company's financial position. Due to uncertainties, it is reasonably possible that management's estimate of the outcome may change.

Note 10 – Subsequent Events

Subsequent events were evaluated through the date of the Report of Independent Registered Public Accounting Firm, the date the financial statements were available to be issued. No subsequent events have been identified which require disclosure.